2002

1E
3-31-02

Gunther

Annual Report

Company Profile

Gunther International Ltd. designs, manufactures and sells intelligent, high-speed production finishing systems (inserters) for both flat and folded documents. These systems automatically assemble, fold, staple and/or bind printed documents. The systems then insert the correct documents into appropriate envelopes according to bar-coded instructions. Gunther's systems are unique in that they provide 100% accuracy because of the patent-protected method for reading bar codes.

A wholly-owned subsidiary of Gunther, inc.jet, Inc., produces a letter quality inc.jet printer designed specifically for high resolution, high-speed, low-cost industrial printing applications. This printing module enables customers to perform high-quality ink jet printing of addresses, return addresses, message lines, company logos and postal indicia without slowing down the system. These units may be sold as envelope printers to complement Gunther finishing systems or sold to other original equipment manufacturers (OEMs).

Gunther is recognized as an industry leader for its innovative technologies, for building what the customer wants, and for standing by its 100% processing accuracy.

Dear Shareholders:

The past year was disappointing for Gunther International. Sales of inserting systems were below expectations resulting in a significant loss. At the beginning of the year, we reorganized our sales force and expected some near term fallout until new members of the sales team became productive. That, combined with very poor economic conditions for capital spending, kept our sales of inserting systems at a low level. Although orders have been at a better level for the last few months, I am cautious on the outlook for system sales.

Our inc.jet division, however, continues to grow rapidly. This division, which had minimal revenues two years ago, now is generating significant revenues. In fiscal 2000, ink sales were $423,000, $518,000 in 2001, and $1,228,000 in 2002. The Company believes ink sales are on pace to increase substantially in 2003.

After considerable growth, inc.jet hardware sales have flattened out. This fall, we will be introducing our V.4 imager, a dramatic advance in print head technology. We anticipate this new product will renew hardware sales growth.

Service continues to grow, both in revenues and gross profits. The following table shows three year performance of our service organization.

	Revenues	Gross Profit
FY 2000	$ 9,533,000	$1,244,510
FY 2001	$10,161,000	$2,055,573
FY 2002	$11,166,000	$3,259,993

Although we are pleased with results in inc.jet and service, near term results will be determined by the level of system sales and the outlook is cautious.

Thank you for your continuing support.

Marc Perkins
President & Chief Executive Officer

Gunther Systems

Gunther has been an innovator within the post-processing, or finishing, industry since its beginning in 1977. Our unique concept of software-driven designs, tailored to the needs of the customer, initiated a paradigm shift within the industry towards intelligent mail finishing. We ushered in a new era of customer-centric system designs that provided intelligence, integrity and audit trails, which redefined the focus of the industry then, as it continues that tradition today.

Gunther has developed a wide array of innovative modules to meet each customer's individual requirements. Each system is tailored to the customer's specific application needs, with built-in flexibility for upgrades and enhancements should those needs change. Our focus has always been upon the development of products that enhance customer productivity, while maintaining the document integrity that customers demand.

Our latest innovation, an inc.jet printer, provides the final step in automating the finishing process, allowing customers to perform high-quality and low-cost printing either on a Gunther system, or as an OEM application produced by other manufacturers.

Gunther's reputation for close collaboration with its clients is further enhanced by a biennial Users' Conference that encourages the open exchange of information. Since 1992, users from across the United States have gathered in various locations to network with each other regarding system applications, to hear updates regarding new technologies, and to provide input concerning Gunther's future technological directions. This year's Users' Conference, held in Mystic, Connecticut in June, focused on mailroom productivity and performance.

Gunther continues to expand its client base, although 75% of sales typically come from existing customers. The Company's strengths lie in property and casualty insurance (8 out of the largest 10 insurers), life insurance (7 out of the largest 10 insurers), service bureaus and health insurers. The new Series W system should help Gunther make further strides into the banking industry and service bureaus.

The Company's finishing systems bring accuracy and integrity to the mailroom and the comfort of knowing that the processing is 100% accurate. These modular, upgradeable systems also create flexibility for processing mail needs now — and in the future — thereby protecting the client's investment.

Recent Developments

Gunther has introduced several new hardware and software products. These innovations are designed to continue Gunther's role as a leader in mailroom productivity.

Series W

In early June, Gunther formally launched its revolutionary finisher: The Series W. The Series W represents three years of research and development to find a solution for companies with diverse, high volume folded mailing needs. Gunther believes the range of jobs that can be run on a Series W far exceeds that of other comparable products on the market today. In fact, Gunther issued a formal challenge to its competition to exceed the level of flexibility and productivity of the Series W. This challenge has not been met and still stands. The Series W adjustable conveyor track allows it to process paper from 6½ to 11 inches in width and up to 14 inches in length. The System's insert feeders can be removed, added or switched out (interchanged) according to job processing requirements, in one (1) minute.

Gunther took the Series W on a five-city road tour – Chicago, Kansas City, Dallas, Atlanta and Philadelphia – in early June. At each tour stop, the Company demonstrated three very different jobs that highlighted the versatility and productivity of the Series W. While no orders have been received to date, several companies have made preliminary inquiries, and Gunther is optimistic that the Series W will be a significant contributor to the existing product line in the future.

Software

Gunther's software provides an essential part of the Company's 100% document integrity. Customers buy from Gunther when they need to know that each and every envelope they process contains what it should contain — nothing more and nothing less. Two of Gunther's most recent software developments include log file analysis and remote monitoring.

Gunther Log File Analysis (GLFA) is a database program that makes it easy to find and extract information about packages and production statistics. The GLFA provides summary information and generates tables that can be imported into Microsoft's Excel program. From there, the data can be utilized for generating charts and graphs for job tracking and production reports.

Gunther's Remote Monitoring Software (RSM) allows decision-makers to view real time information about their finishing equipment, including current machine status, current job and operator information, and current machine throughput. This information permits the mailroom manager to manage materials inventory, allocate inserting machines, evaluate machine and operator performance, and flag package exceptions.

Product Offerings

Gunther builds each system around the customer's requirements and applications. Some of the basic configurations for designing the customer's system consist of the following:

Gunther System	Finishing Output	Major Benefit
Series III	• Enveloper holds up to 200% more capacity than conventional feeders. • Processes 1 and 2 pages with inserts into #10 envelopes at 12,000 envelopes per hour.	High-speed statement and billing system for folded mail with guaranteed 100% accuracy.
MS-6000	• Rapid, easy changeover among three fold types: half fold, "C" fold, and "Z" fold. • Dynamic postage meters eliminate offline metering. • Multiple divert bins to hold special packages for further processing (stop accounts, auditing, oversize packages). • Processes up to 8 sheets into a #10 envelope, and up to 15 sheets into a 6 x 9 envelope. • With the dockable flat enveloper, up to 180 sheets into a 10 x 13 envelope.	The ultimate in flexibility for processing a range of folded mail documents.

Gunther System	Finishing Output	Major Benefit
Series W	• Adjustable conveyor handles paper from 6.5" to 11" in width and up to 14" in length and envelopes from bankers to monarch. • Insert feeders can be taken off and put on the system by the operator. • Same speed as the Series III.	Wide variety of applications can be run on one system. Allows more jobs to be run on one system, allows feeders to be serviced off line.
EP-4000	• Multiple finishing tasks on one system for binding or packaging loose sheets. • Multiple flight finishing. Processes loose sheets, bound documents and stapled sets in one package from one print stream. • Various stapler sizes. Accommodates documents of 2 to 100 sheets. • Multiple binding methods: VeloBind, Staple, Stitch, Slip & Grip. • Manifest Mail. Eliminates the use of postage meters. • Processes up to 180 sheets into a 10 x 13 envelope.	High-volume printer output into flat envelopes with a variety of unique binding capabilities.
Convertible Feature	• Changeover takes less than five minutes to perform. • The appropriate software is automatically updated for the new module. • All systems have dockable inserting modules.	Dockable inserting modules transform the system from flat to folded mail, and vice versa, thereby enabling both types of processing on the same system, using one paper path.

Gunther Service

Gunther takes great pride in the quality of its service. Gunther systems experience high levels of up-time that allow our customers to meet their deadlines in industries where meeting deadlines can be critical to their success.

"Gunther's service level and commitment in maintaining our day to day operations is exemplary. They have what it takes to keep our downtime to minimum and our operation at an optimum. The communication level and broad spectrum of follow-up from the technicians to the CEO lets me know that everyone at Gunther knows what's going on here and that's a great feeling!"

Automated Post Processing Supervisor

Field Support:

A large force of service technicians and regional managers is available to service the systems in the field, across all shifts. All the technicians receive high-level training on the entire line of Gunther systems and detailed training on the particular system(s) they will be servicing. Response times for on-call service are kept to strict minimums.

"(The Gunther team members) play a very key role in helping us meet our delivery service level targets. Preventive maintenance work is always done as scheduled... On weekends, the CE's have ALWAYS responded to calls quickly... They are truly members of our team, members without whom we could not succeed!"

Manager of Production Operations

HOME OFFICE SUPPORT:

Gunther's home office hosts a trained senior field technical support staff to assist customers and technicians in resolving field issues. Another group administers the documentation of technical manuals, operator manuals, and training material. A training school provides both technicians and system operators a comprehensive training curriculum. Various certification-training programs support the beginner through the expert. Specialized courses catering to the more complex system modules are also available.

OTHER SERVICE INITIATIVES:

- Technical bulletins/documentation available via the Gunther website
- 24/7 hour support hotline
- Staff technicians specializing in electronics and third party components
- Web-based video diagnostic support
- Monthly Performance Meetings

MONTHLY PERFORMANCE MEETINGS:

One of the keys to Gunther's success has been its Monthly Performance Meetings, which provide a forum for an open exchange of information. These meetings include a review of system performance, service staff performance, open and new issues, and upcoming service requirements. These meetings are a tremendous aid in furthering the communication and understanding between our customers, our service staff and our management.

PARTS:

While personnel and communication are important aspects of any service organization, parts availability is equally essential. A supply of critical and commonly used parts is stored at each site. In addition, the home office maintains an extensive inventory of all system parts.

PERFORMANCE ANALYSIS:

Another tool utilized by Gunther technicians is Gunther's log file analysis software. This software tracks all system errors and stores them in a database. This allows the technician to proactively identify issues and take corrective action before they escalate into major problems.

SERVICE CONTRACTS:

Gunther offers an array of service coverages providing the customer flexibility to accommodate their coverage needs.

The basic plan provides for first shift on-call preventive and remedial maintenance coverage and includes all parts and labor. Multi-shift on-call, on-site or combination coverage is also available. Basic on-call coverage comes with a four-hour response time guarantee. Other options are available upon request. Just as we customize our systems, we will work with a customer to customize their service needs based on their requirements.

"...Particularly, we are pleased with the efforts that Gunther made to propose a supplementary maintenance coverage plan that was both reasonably priced and met the needs of our situation during our temporary switch to 24-hour a day operations. ...our technician has gone out of his way to make himself available during his off hours. In turn, this has enabled us to keep up with our requirements of increasing our daily production by nearly 70% during this special mailing. Even

during normal times, we feel as if Gunther has continued its strong move toward providing solid regular maintenance activities..."

Manager, Corporate Services

Gunther prides itself on the quality of its service and has undertaken many initiatives to realize their goal "to be recognized as the premier service organization in the intelligent finishing marketplace". The benefit realized by these efforts is customer satisfaction. Building upon this foundation, Gunther is committed in their quest for preeminence in the service arena for the intelligent finishing marketplace.

inc.jet™

inc.jet, Inc. is a wholly owned subsidiary of Gunther International Ltd. that produces an exclusive, environmentally safe letter quality (600 dot-per-inch, or dpi) ink jet printer (Imager) that is designed specifically for high resolution, high-speed, low-cost industrial printing applications. Initially targeted as an envelope printer to complement our line of intelligent document automation and mail processing systems, the inc.jet™ Imager provides a solution to problems that were voiced by current and prospective customers — high quality personalized printing on envelopes at document automation speeds for a low cost.

Secondary concerns were ease of use and maintenance, as well as the size and packaging. The inc.jet™ Imager can be integrated into mail processing systems or other OEM's devices for applications such as envelope printing, web printing, carton marking, etc.

The inc.jet technology is the result of a strategic partnership between the Company and the Hewlett-Packard Company's (HP) Specialty Printing Systems Operation (SPS). The agreement allows for cross licensing and marketing of HP's thermal ink jet technology and the Company's inc.jet Imagers, providing customers with a printing process that is cleaner and more reliable than current methods, at significant cost savings.

SPS was formed to develop industrial printing markets for its 45 Series Thermal Ink Jet Printing Cartridges (cartridges). As part of this initiative SPS initially licensed a select group of companies to use their technology to develop printers specifically for industrial printing applications. The primary development task was to create the technology to fire the cartridges in such a way that they could remain stationary, while the product passed by at a high rate of speed. This was in contrast to the HP desktop printers, which move the cartridge back and forth across the page to print.

The inc.jet Imager is a compact modular printer that fits in the palm of a hand (5.5" x 3.5" x 4.5") and weighs under 2 pounds. The print drivers and electronics all reside in the Imager. Commands to control the Imager are communicated via a standard personal computer. These features are very important in that they make for a printer that lends itself to integration into a wide range of OEM products, such as small tabletop envelope-addressing machines. Although the Imager originally started as peripheral device for the Company's finishing systems, the vast majority of inc.jet's revenue stream is now derived from non-Company applications and customers (i.e., OEMs and end-user ink customers). It was decided early on that inc.jet would be the print engine supplier, while OEMs would be responsible for building complete systems for the end user. This would allow inc.jet to exploit its high-margin Imager product without the additional overhead required to service thousands of end users.

In addition to the mail addressing market, inc.jet sells it's Imager to OEM customers in the commercial printing and packaging markets. The inc.jet Imager markets include:

- Postage printing
- Envelop printing and address labeling
- Box and carton labeling
- Printing of variable data on commercial web press applications
- Tag printing

- Spot color and anti-fraud marking of originals

In addition to Imagers, inc.jet is a reseller of the consumables (cartridges) that are manufactured for industrial printing applications by SPS. The inc.jet business model is based, in part, on creating a significant revenue stream from annuity ink sales. In theory, ink revenues should continue to increase monthly with the installed base of Imagers, eventually outpacing Imager revenue. The consumables that inc.jet sells to the commercial and industrial printing market include the following:

- Bulk Ink Supplies (cartridges with a high capacity ink reservoir),
- Fast-Dry-Black cartridges
- Spot Color (red, blue, green, & yellow)
- Versatile Black (specially formulated for coated stocks)

Inc.jet's primary aim is to penetrate new markets utilizing its current technology, while continuing to develop new products, which will help to fuel this expansion.

STRATEGY

Gunther's goal is to expand on its position as a pioneer and technological leader in the design and sale of intelligent document mailing and finishing systems. We will continue to focus our product development efforts on further increasing customer productivity and improving return on investment, while ensuring that the customers' demands for precision, consistency, and accuracy are achieved. Armed with feedback from the Users' Conference and a recently conducted customer survey, Gunther can continue to collaborate with customers to develop a better understanding of their needs and to offer comprehensive solutions that meet those needs.

We devote efforts towards developing partner alliances with the major print vendors and software companies to provide an integrated solution to the customer. Gunther also partners with other companies that sell products and services into the mailroom. In addition, we work closely with leasing companies to provide our customers with competitive leasing options.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒ **Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2002.**

☐ **Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to .**

Commission file number: 0-22994

GUNTHER INTERNATIONAL LTD.
(Name of small business issuer in its charter)

DELAWARE	**51-0223195**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Winnenden Road Norwich, Connecticut	**06360**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (860) 823-1427

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The Registrant's revenues for the most recent fiscal year were $20.9 million.

The aggregate market value of voting stock held by non-affiliates of the Registrant, based upon the average of the reported closing bid and asked prices of such stock on May 31, 2002, as reported by the OTC Bulletin Board, was $8.7 million. The number of shares of the Registrant's Common Stock outstanding as of June 3, 2002 was 19,372,200.

Documents Incorporated by Reference. The information required by Part III of this Annual Report on Form 10-KSB is incorporated by reference to the Registrant's definitive proxy statement to be distributed to stockholders in connection with the 2002 Annual Meeting of Stockholders. Such proxy statement is expected to be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. *Description of Business.*

General

The Company designs, develops, assembles, markets and services high-speed systems that automatically assemble printed documents, fold, staple or bind the documents, as required, and insert completed documents into appropriate envelopes for mailing or other distribution. The Company's systems are modular, and may be reconfigured in accordance with customer specifications, and are controlled by Company developed software.

The Company also designs, manufactures and markets high-speed inkjet printers to original equipment manufacturers (OEM), who incorporate the printers into tabletop inserters and folders, copiers, stand alone printers and other applications. In connection with these sales, the Company sells ink to the end-users of the printers.

Development of the Business

The Company was incorporated under the laws of the State of Delaware on March 22, 1978. After an initial period of inactivity, the Company engaged, between 1981 and 1985, with a joint venture partner, in a program to develop an automated system for packaging for distribution of Federal food stamps. Although the Company was unsuccessful in its efforts to obtain a Federal Government contract, the technology it developed was applicable to other uses. In 1985, Aetna Life and Casualty Company requested the Company to develop finishing systems for use in the insurance business and purchased the first systems produced by the Company in 1986.

In 1992, the Company completed a restructuring that resulted in the infusion of approximately $2,257,500 in equity financing in exchange for shares of common stock, warrants to purchase common stock and convertible preferred stock. The convertible preferred stock was fully converted into common stock upon completion of the initial public offering of the Company, which was completed during December 1993 and January 1994. The initial public offering generated net proceeds of $4.6 million.

In fiscal 1999, the Company entered into a $5.7 million comprehensive financing transaction with its then-existing senior lender (the "Bank"), the Estate of Harold S. Geneen (the "Estate") and Gunther Partners LLC, the proceeds of which were utilized to restructure and replace the Company's then existing senior line of credit, fund a full settlement with the Company's third-party service provider and provide additional working capital to fund the Company's ongoing business operations. Under the terms of the transaction, Gunther Partners LLC loaned an aggregate of $4 million to the Company. At the same time, the Bank reached an agreement with the Estate, which had guaranteed a portion of the Company's senior line of credit, whereby the Estate consented to the liquidation of approximately $1.7 million of collateral and the application of the proceeds of such collateral to satisfy and repay in full a like amount of indebtedness outstanding under the senior credit facility. The balance of the indebtedness outstanding under the senior credit facility, approximately $350,000, was repaid in full from the proceeds of the new financing. The Company executed a new promissory note in favor of the Estate evidencing the Company's obligation to repay the amount of the collateral that was liquidated by the Bank.

To induce Gunther Partners LLC to enter into the financing transaction, the Company granted Gunther partners LLC a stock purchase warrant entitling Gunther Partners LLC to purchase up to 35% of the pro forma, fully diluted number of shares of the Common Stock of the Company, determined as of the date of exercise. The Company's November 2001 rights offering had no effect on the number of shares of the Company's Common Stock into which the warrants are exercisable. The exercise price of the warrant is $1.50 per share. It is currently scheduled to expire on May 29, 2004.

Through June 30, 1999, the Company had made principal payments to Gunther Partners LLC aggregating $800,000, plus interest. In September 1999, the Company experienced a deficiency in operating cash flow and Gunther Partners LLC agreed to lend the Company an additional $800,000 and to otherwise restructure the payment terms of the note. On April 4, 2000, the Company borrowed an additional $500,000 from Gunther Partners LLC.

In November 2001, the Company consummated a Rights Offering (the "Rights Offering"), pursuant to which the Company issued 16,000,000 shares of its Common Stock to its existing stockholders by subscription right on a pro-rata basis at a price of $0.50 per share. The net proceeds of the Rights Offering were used to repay in full the notes payable to Gunther Partners LLC ($4.5 million) and to a stockholder and director ($500,000) and to purchase from Gunther Partners LLC 919,568 shares of the Company's Common Stock and $1.9 million of notes payable previously held by the Estate of Harold S. Geneen for an aggregate payment of $637,935. Gunther Partners had acquired these shares and notes payable on behalf of the Company in July 2001 for $137,935 and $500,000, respectively. In connection with these transactions, the Company recognized an extraordinary gain of $1.4 million on the extinguishment of debt.

Finishing Systems

Advances in computer technology have produced alternatives to the traditional offset printing presses for printing of large quantities of documents. Laser printers take data from computers and transfer the data onto a print drum with a laser beam. Non-impact laser printing allows for variations in the text of each document to be printed. The documents can be personalized and modified as desired.

Computer-directed printers are employed, in conjunction with mainframe or personal computers, to produce documents. The largest printers most often are placed in centralized print centers that are near mainframe computers. More recently developed non-impact laser printers that print five to 25 sheets per minute can be placed in any location within offices where personal computers are concentrated. The availability of non-impact laser printers has enabled many businesses that generate large quantities of documents to create "in-house" printing centers. There is a large concentration of non-impact laser printers in the insurance, finance, and banking industries, and government.

The ability to generate large quantities of documents has created a new need to automate the assembly, sorting, and distribution of documents, a process referred to as "finishing". Most of these functions have been performed "off line", that is, without intelligent or computer directed machines. This requires substantial labor, and documents cannot be assembled with the same degree of accuracy, completeness, and speed as allowed by intelligent machines. The output, or finishing of documents, is referred to as post processing and includes such functions as folding, stapling, binding, booklet making and packaging assembled documents for mailing and other distribution. Automated processing systems also permit quicker turnaround of documents, improve the accuracy and completeness of assembled documents, facilitate the elimination of large inventories of pre-printed forms and enable the operator to make changes in the type of documents being assembled without stopping the assembly process and without incurring the expense of designing special mainframe computer programs.

Strategy

The Company's objective is to capitalize on its position as a pioneer and technology leader in the design and sale of intelligent document finishing and mailing systems and leading edge, high quality, low cost ink jet solutions for end user and OEM applications. The Company's goal is to broaden the range of markets, applications, and customers utilizing these unique technologies while continuing to increase its leadership position in insurance and financial markets. Further, it is the Company's objective to leverage both its well known customer base and the strength of its relationships/alliances with partners like Hewlett-Packard into a dominant position in the growing marketplaces, both end user and OEM, for low cost, high resolution ink jet printing at document processing speeds. The Company has also targeted aggressive expansion of its system service and consumables/supplies businesses.

Expanded Marketing Efforts. The Company initially relied principally on contacts within the insurance industry, particularly among large property and casualty insurers, and on the growing reputation of its products to generate sales. More recently, the Company's sales and marketing efforts have actively targeted a far broader range of applications and industries including other types of insurance companies and customers in the banking, finance and health care industries. The Company has continued to experience success in expanding into other markets including government, retail distribution, outsourcing, service bureaus, and others. The Company also continues to generate additional sales to its existing customer base. At least 50% of the Company's system sales in a given year have been to previous purchasers of the Company's systems and the

Company believes that repeat sales and upgrades of existing systems will continue to be an important source of revenue. The Company organizes user group seminars to allow customers to discuss their system requirements with each other and the Company and to collaborate on system design.

System Flexibility. The Company remains committed to the objective of providing modular systems to meet customer needs. The Company's systems' modularity offers customers the ability to have a custom designed system assembled from standard components using software written for specific requirements. Such systems are highly flexible and easily upgraded.

Focus on Accuracy of Document Assembly. The swift, accurate assembly of documents is critical to customer satisfaction. The Company's systems incorporate technology, including the ability to read various methods of coding on each sheet included in documents, that check for proper page sequence, detect duplicate or missing pages and verify recipients as each document moves down a conveyor. Systems can verify that a given document has been processed properly and maintain a record of the document. The Company continues to emphasize document integrity in all its research, development, and marketing efforts.

Focus on Customer Productivity and Costs. The Company focuses its product development efforts on further increasing customer productivity and the reduction of system costs while maintaining the document integrity customers require.

Collaborative Development. The Company will continue to collaborate with customers (including organizing and conducting user seminars) in order to develop a better understanding of customer needs and to offer comprehensive solutions. The Company's newest product, the inc.jet imager, was developed as a result of this collaborative effort.

Systems

The Company's current principal products are the Series III Billing System, the EP-4000 Electronic Publishing System and the MS-6000 Mailing System.

The Series III is a high-speed statement and billing system. Up to nine inserts may be added to the primary document prior to envelope insertion. The system features a high-speed primary document feeder/accumulator and an up-stream folder.

The EP-4000 processes flat mail and allows documents to be processed in a series of individually processed subgroups. These subgroups can be stapled, bound, matched with other documents and combined for insertion into a large, flat envelope by the EP-4000.

The MS-6000 processes folded documents. The MS-6000 can tri-fold up to eight sheets and insert the documents into a No. 10 envelope, and can half-fold up to fifteen sheets and insert the documents into a 6-by-9-inch envelope. Postage is then automatically applied.

These systems are typically comprised of some or all of the following component modules:

System Control Module, Operator Console and Reading Technology. The System Control Module incorporates an IBM-compatible Pentium CPU with a 2 Gigabyte hard drive, and a ZIP drive for back-up. It performs the system's control functions and operates the system as defined by the customized application program created by the Company after consultations with the customer. The System Control Module communicates with microprocessors located in each module in the system, monitoring all system functions. Upon initiation of operation, the System Control Module triggers the operation of a Laser Reader or a CCD (Charged Coupled Device) Image Reader. After the resulting information is checked against parameters contained in the system's software, a signal is sent to the Feed Module so that the sheet can be fed into the finishing system.

A laser reader is a scanning device which uses a laser light source to read bar-code or OMR (Optical Mark Recognition) information. A CCD Image Reader is a scanning device which is used to read bar-code or two dimensional information. In the CCD Image Reader, the code being read is illuminated with ambient light rather than a laser light source. OMR is a paper marking technology used with mailing systems to indicate to the main system how to process the sheets that are assembled into an envelope. The Company was the first to develop processing systems utilizing Laser Readers to scan a bar code to identify each sheet of paper processed. Reading the bar code at over 200 times per second, the System Control Module requires three consecutive identical reads from the Laser Reader before the sheets are fed into the system. Each document set is given a sequence and completeness check from the information in the bar code prior to feeding ("read before feed"). Corrective action, if needed, is taken prior to the assembly or packaging of the document. Systems also may incorporate CCD two dimensional (2D) Image Readers. This reading technology returns a very precise copy of the bar code or 2D image being scanned. The CCD Linear Image Reader transmits the image to be processed by the System Control Module approximately 25 times a second. With this reading technology, large amounts of data can be stored on the page, with reading accuracy and speed the equal of laser reading technology.

Microprocessors monitor the sensors in each module and carry out the instructions from the System Control Module, validating that each action initiated has been completed. If an error occurs, i.e., an operation is not completed, a message is sent back to the Operator Console for operator action. The Operator Console communicates all messages from the system's modules to the operator through the use of a CRT (Cathode Ray Tube). Bar code or OMR information, scanned by the Laser Reader or CCD Image Reader, is stored on the System Control Module's hard disk for retrieval and auditing with the system's performance information for reporting purposes. A printer is included with each system to provide a hard copy audit trail and postage reports. Communications software and a modem are provided with each system to permit remote system diagnosis and software updates.

2-D Code. 2-D is an improved method of coding documents, replacing more traditional means such as bar-code or OMR. Unlike linear or one-dimensional bar codes, 2-D code has the ability to represent large amounts of information in a small area, thereby making the code less obtrusive and more aesthetic. Data integrity is maintained through the use of 16 or 32 bit Cyclic Redundancy Check (CRC), which is far more powerful than the self-checking within traditional bar codes.

F-300 Feeder. The F-300 is a high speed, vacuum fed system. The first stage of the feeder "shingle-feeds" the sheets from the bottom of the bin to the second stage of the feeder. Optimum stack height in the second stage is maintained by microprocessor control of the first stage. A Laser Reader or CCD Linear Image Reader is located in the second stage, where the sheets are read and fed individually at rates of up to 30,000 sheets per hour. In the final stage, the sheets are collected on a conveyor and document set accumulator, which is connected to the next module. Through the use of a diverter, the F-300 can separate particular sheets, such as banners or trailers, from the document prior to collection on the conveyor.

Binding Methods. The systems can utilize a variety of binding options, including stitching, stapling, VeloBind and Slip & Grip. Stitching and stapling offers an inexpensive way to fasten from 2 to 100 sheets of paper. VeloBind and Slip & Grip provide the recipient with a recloseable binding and a professional look. Gunther system configurations commonly feature both stitching/stapling and binding modules and make the type of binding decision based on preset application parameters, such as document size or recipient.

Folder. This module may be placed up-stream, mid-stream, or down-stream in the conveyor path, depending on the application. The folder may be adjusted to produce C-folds, half-folds, or Z-folds and will dynamically handle 1-15 sheets of paper.

Friction Feeder. The Friction Feeder is a versatile feeder which separates and feeds material from the bottom of a stack of up to 24 inches. It efficiently feeds a wide range of material from 20 lb. sheets up to ½ inch thick booklets. The single knob separator gate adjustment allows for quick and easy set up and material change over.

Inc.jet™ Printing. The Series III, EP-4000 and MS-6000 may be configured with multi-head ink jet printing capability to dynamically print envelope addresses, return addresses, specialized messages and bar codes in a variety of font styles and sizes.

Flat Enveloper Module. The 10 x 13 Enveloper places the document sets in flat pocket envelopes (flap along short side). The envelopes can range in size from 8 to 10 inches wide to 11¼ inches to 13 inches long. The pre-glued, self-sealing envelopes are placed on their short ends, open side up. They are fed one at a time to the insertion station. The envelope is opened, and a receiving shoe is slid into the envelope to form an easy entry for the material. After insertion, the envelope is moved to the sealing station where the flap is sealed.

The completed package is then placed onto a conveyor. This module is also capable of exception and oversize document processing. Exception documents can be inserted into the envelope without sealing the flap. Oversize documents can be accumulated and placed directly onto the output conveyor.

Flat Metering. This module provides a means for automatically applying postage to flat envelopes of varying thickness up to 180 sheets, thereby avoiding the 0.25" thickness limitation of a standard postage meter. The module applies postage to a self-stick label using a standard postage meter, after which the label is fed to a transfer station and applied to the envelope. System software calculates the weight of each package and automatically applies the correct postage. The postage label can be applied in any corner of the envelope, in either portrait or landscape orientation.

Dual Postage Software, Interface, and Meter with Divert. This system component provides two postage meters for intermixed document weight groups. The System Control Modules calculates the amount of postage for each document set using a formula based on sheet count and insert weight previously supplied to the system. The System Control Module transmits directions to the meters for controlling which meter is to be used. If the postage amount is different than the amount set on either meter, the product is deflected into the divert bin.

Manifest Mail Software. The most common technique used by the Company systems to meet current United States Postal Service requirements requires the manifest identification and postal zone information to be passed to the system in the bar code. In addition, the customer application prints the manifest identification on the address page, above the first line of the address, so that it is visible through the envelope window. The manifest mail software processes the information stored in single or multiple log files and generates reports required by the United States Postal Service. Other alternatives are available to print a manifest identification on the envelopes if the customer cannot print the identification in the envelope window.

Convertible Systems. EP and MS systems can be configured to work in both flat and folded modes, using a quick-connect and disconnect 10 x 13 flat enveloper or folded mail enveloper. This feature allows a user to specify either an EP or MS system, depending on the dominant applications, but still retain the ability to run in both flat and folded mode.

inc.jet™

inc.jet, Inc. is a wholly owned subsidiary of Gunther International, Ltd. that produces an exclusive, environmentally safe letter quality (600 dot-per-inch, or dpi) ink jet printer (Imager) that is designed specifically for high resolution, high speed, low cost industrial printing applications. Initially targeted as an envelope printer to complement the Company's line of intelligent document automation and mail processing systems, the inc.jet™ Imager provides a solution to problems that were voiced by current and prospective customers — high quality personalized printing on envelopes at document automation speeds for a low cost.

Secondary concerns were ease of use and maintenance, as well as the size and packaging. The inc.jet™ Imager can be integrated into mail processing systems or other Original Equipment Manufacturer (OEM's) devices for applications such as envelope printing, web printing, carton marking, etc.

The inc.jet technology is the result of a strategic partnership between the Company and the Hewlett-Packard Company's (HP) Specialty Printing Systems Operation (SPS). The agreement allows for cross licensing and marketing of HP's thermal ink jet technology and the Company's inc.jet Imagers, providing customers with a printing process that is cleaner and more reliable than current methods, at significant cost savings.

SPS was formed to develop industrial printing markets for its 45 Series Thermal Ink Jet Printing Cartridges (cartridges). As part of this initiative SPS initially licensed a select group of companies to use their technology to develop printers specifically for industrial printing applications. The primary development task was to create the technology to fire the cartridges in such a way that they could remain stationary, while the product passed by at a high rate of speed. This was in contrast to the HP desktop printers, which move the cartridge back and forth across the page to print.

The inc.jet Imager is a compact modular printer that fits in the palm of a hand (5.5" x 3.5" x 4.5") and weighs under 2 pounds. The print drivers and electronics all reside in the Imager. Commands to control the

Imager are communicated via a standard personal computer. These features are very important in that they make for a printer that lends itself to integration into a wide range of OEM products, such as small tabletop envelope-addressing machines. Although the Imager originally started as peripheral device for the Company's finishing systems, the vast majority of inc.jet's revenue stream is now derived from non-Company applications and customers (i.e., OEMs and end-user ink customers). It was decided early on that inc.jet, Inc. would be the print engine supplier, while OEMs would be responsible for building complete systems for the end user. This would allow inc.jet, Inc. to take advantage of its high-margin Imager product without the additional overhead required to service thousands of end users.

In addition to the mail addressing market, inc.jet sells it's Imager to OEM customers in the commercial printing and packaging markets. The inc.jet Imager markets include:

- Postage printing
- Envelop printing and address labeling
- Box and carton labeling
- Printing of variable data on commercial web press applications
- Tag printing
- Spot color and anti-fraud marking of originals

In addition to Imagers, inc.jet, Inc. is a reseller of the consumables (cartridges) that are manufactured for industrial printing applications by SPS. The inc.jet business model is based, in part, on creating a significant revenue stream from annuity ink sales. In theory, ink revenues should continue to increase monthly with the installed base of Imagers, eventually outpacing Imager revenue. The consumables that inc.jet sells to the commercial and industrial printing market include the following:

- Bulk Ink Supplies (cartridges with a high capacity ink reservoir),
- Fast-Dry-Black cartridges
- Spot Color (red, blue, green, & yellow)
- Versatile Black (specially formulated for coated stocks)

Marketing and Sales

The Company initially relied principally on contacts within the insurance industry, particularly among large property and casualty insurers, and on the growing reputation of its products to generate sales. More recently the Company's sales and marketing efforts have actively targeted a far broader range of applications and industries including other types of insurance companies and customers in the banking, finance and healthcare industries. The Company has continued to experience success in expanding into other markets including government, retail distribution, outsourcing, service bureaus, and others. The Company also continues to generate additional sales to its existing customer base. As much as 50% of the Company's system sales in a given year have been to previous purchasers of the Company's system and the Company believes that repeat sales and upgrades of existing systems will continue to be an important source of revenue. The Company organizes user group seminars to allow customers to discuss their system requirements with each other and the Company, and to collaborate on system design.

The Company is an approved Marketing Partner with major printing systems vendors (Xerox, Oce, and IBM). Gunther products offer a strategic portion of the total solution required by the customer base of these vendors and as such Gunther products are often included in their sales presentations and there is a growing amount of joint sales and marketing activity with these vendors. In addition, the Company has other informal marketing arrangements with other manufacturers and suppliers of related hardware and software products.

Customers

To date, the Company's principal customers have been property and casualty insurance companies, which require accurate, high-speed preparation and distribution of personalized policies and insurance certificates. The Company's customers include many of the top insurance companies in the United States including

Allstate Insurance Co., Chubb & Son Insurance, Fireman's Fund, GEICO, The Hartford, Metropolitan Life, Mutual of Omaha, SAFECO and The Travelers. In addition, the Company's systems have been purchased by Gartner Group, Moore Business Communication Systems, Nike, Public Schools Employees Retirement System, USAA, U.S. Census Bureau, U.S. Department of the Treasury, and Nippon Telephone & Telegraph in Japan.

The Company has expanded into the mutual fund, pharmaceutical and outsource provider markets with sales to customers in each of these industries. Despite reliance on sales in the insurance industry, the development of the business has not been dependent upon any single or few customers. Due to the relatively high sales price of the Company's systems, customers who place multiple machine orders within a single year may account for more than 10% of the Company's revenues for that year. However, the Company has not relied on any one of these customers to maintain its level of sales from year to year.

As of March 31, 2002, the Company had a backlog of high-speed assembly systems aggregating approximately $1.9 million. Backlog consists of total contract price less revenue recognized to date for all signed orders on hand. Typically, approximately 50% of the purchase price of each system is received by the Company at the time an order is placed by a customer and machine specifications are completed, 40% of the purchase price is paid when the system is approved for shipment and the last installment (typically 10% of the purchase price) is paid within 30 days of installation. The Company recognizes revenues on the percentage of completion method over the production period of the system.

Manufacturing

The Company does not fabricate most of the hardware components of its finishing systems and is largely dependent upon third party suppliers to fabricate and, in some cases, assemble components and/or sub-assemblies of a typical system. Although the Company believes that other suppliers are available to perform the services provided by the current suppliers, the termination of the Company's relationship with one or more of these companies may result in a temporary interruption in the supply, and potentially the manufacture and shipment, of the Company's systems. While several of the Company's suppliers require cash on delivery, the Company is not aware of any material change in the relationships with its suppliers during the past year, nor have any suppliers indicated an intent to materially modify the terms on which they supply materials to the Company. In the past, the Company has replaced certain suppliers who have been unable to meet the Company's requirements with respect to quality, delivery or pricing, and the Company in the future may replace certain other suppliers for similar reasons.

The Company assembles and tests each system at its facility in Norwich, Connecticut. Each system is tested for hardware and software compliance with each customer's unique application and media requirements, using customer supplied materials. Upon satisfactory completion of such tests and customer acceptance of the system, each system is disassembled for shipment and reassembled at customer facilities, which is followed by less stringent site acceptance testing and operator training.

Installation and Customer Service

The Company's systems usually can be installed at a customer's facilities in one day. The Company typically uses a systems engineer, who plans and carries out the installation and programming of the systems. A Company employee will remain at the customer's facilities for approximately one week to monitor the initial operation of the system. As part of the installation, the Company trains one to two operators at either the Company's or the customer's facilities in the operation and maintenance of the system. The Company has monthly meetings with customers to evaluate the performance of systems. All systems are now installed with a modem and diagnostic software that enable the Company to monitor system performance from a remote location. As part of each installation, the Company includes a supply of spare parts which can be resupplied on short notice. Each system has been designed to facilitate parts replacements. The Company typically warrants each system for a period of 90 days after installation.

All Gunther customers have some form of maintenance contract with the Company. Typically, this would take the form of on-call service, although in larger installations on-site service is required. Basic on-call coverage comes with a four hour response time guarantee; two hour response time is available to customers for an additional charge.

Historically, the Company had contracted with a third-party service provider to perform the Company's service obligations under the maintenance agreements with its customers. During the third quarter of fiscal 1999, the Company made a strategic decision to assume the maintenance services on predominantly all current and future maintenance contracts. The transition of maintenance services was completed during the year ended March 31, 2000.

Alternatively, customers can elect to have the Company train its personnel to maintain their systems. Such training is provided for up to three qualified technicians for three weeks at the Company's facility prior to delivery of the system. Under this program, a spare parts kit is purchased, and as parts are used, they are replaced at a charge to the customer. Along with the maintenance program, the Company also provides maintenance support of the system's software, monthly performance meetings and telephone support for a monthly charge.

The typical cost to a customer of an annual maintenance contract is equal to approximately 10% of the cost of the customer's system. For the fiscal year ended March 31, 2002, revenues from customer maintenance agreements represented approximately 53% of the Company's net sales. The Company believes that, as it places more systems in service, maintenance revenues will represent an increasing percentage of its net sales.

Research and Development

The Company's principal research and development efforts have been conducted through software and hardware development groups located at its facility in Norwich, Connecticut. These groups focus on improving upon and creating new applications of the Company's technology. The Company's engineering staff also generates the functional specifications and development schedules for each of the Company's customers. The Company performs all material development and engineering functions internally. The Company from time to time engages third parties to design hardware and software components based upon specifications developed by the Company.

For the fiscal years ended March 31, 2002 and 2001, the Company incurred expenses of $1.4 million and $1.6 million, respectively, for research and development activities.

Competition

The Company's principal competitors are Pitney-Bowes and Bell & Howell. Although the Company's total revenue is small relative to these large competitors, the Company is nonetheless successful in many situations, primarily due to the unique capabilities of Gunther equipment to handle effectively more complex mailing system applications. The principal competitive factors in the Company's business are product functionality, price/performance and reliability. The Company believes that it competes favorably on the basis of each of these factors. The Company also believes that it competes effectively in sales to its existing customer base because of, among other things, its emphasis on document integrity, its focus on customer needs and the flexibility of its systems resulting from the application of its proprietary technology.

Gunther's inc.jet products include several important features that set them apart from competitive products. The inc.jet imager accomplishes the high-speed printing of data (50 inches per second) at very high resolution (up to 600 x 600 dots per inch). The compact modular construction combined with injection molded plastic enable this product to be produced at low cost with a low level of maintenance.

Patents and Proprietary Rights

The Company has pursued an intellectual property rights strategy to protect its proprietary product developments. The Company's policy is to file patent applications to protect its technology, and the inventions and improvements that may be important to the development of its business. As a further precaution, the Company licenses, rather than sells, its proprietary system software to customers. The Company also relies upon trade secrets, know-how, continuing technological innovation and licensing opportunities to protect its intellectual property rights. However, the Company does not consider its patent and other intellectual property rights as material to its competitive position, which, it believes, depends on the ability to adapt technology to customer needs and in particular to modify software that controls system functions, and, to a lesser extent, to combine modules.

The Company has been issued eleven patents in the United States, has two pending patent applications in the United States, and intends to continue to file patent applications on its products and systems. All patent applications filed by the Company are directed to salient features of the Company's systems. The Company regards certain computer software and service applications as proprietary. The Company relies on nondisclosure agreements with its employees and, where the Company regards it as necessary, with customers.

In connection with a development agreement with Connecticut Innovations, Inc. ("CII") and as partial consideration for loans made in connection therewith, the Company has assigned all existing, and future patents to CII as security for the Company's performance under the development agreement. Title to the patents will be transferred back to the Company upon the fulfillment of its obligations under the development agreement.

Although the Company believes that patents and other intellectual property rights may be important to its business, there can be no assurance that patents will issue from any applications thereof, or if patents issue, that the claims allowed will be of adequate scope to protect the Company's technology or the issued patents or other technology rights will not be challenged or invalidated. The Company's business could be adversely affected by increased competition in the event that any patent granted to it is adjudicated to be invalid or is inadequate in scope to protect the Company's operations, or if any of the Company's other arrangements related to technology are breached or violated. Although the Company believes that its products and technology do not infringe the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future or that such claims will not be successful. Furthermore, the Company could incur substantial costs in defending itself in patent infringement suits brought by others and in prosecuting suits against patent infringments.

In connection with the restructuring completed by the Company in September 1992, the Company granted to Bell & Howell a nonexclusive license for read and feed technology developed and patented by the Company. The technology previously had been licensed by the Company to one of its component suppliers, Ascom Holding, Inc. ("Ascom"), but was not transferable by Ascom. The license granted to Bell & Howell was in consideration for the forgiveness of indebtedness of the Company to Ascom and the payment by Ascom of $250,000 to CII on behalf of the Company. The Company believes that Bell & Howell purchased the business and assets of Ascom in 1992. The license granted to Bell & Howell is royalty-free and coterminous with the patents with respect to the licensed technology. The Company does not believe that the license granted to Bell & Howell has affected the Company's competitive position. The Company does not regard the technology itself as material to its competitive position, which depends on the Company's ability to adapt technology to customer needs and, in particular, to modify software that controls system functions and, to a lesser extent, to combine modules. However, the development by Bell & Howell of a software driven system based in part on the technology could adversely affect the Company's competitive position.

Employees

At March 31, 2002, the Company had 197 (181 at March 31, 2001) full-time employees, consisting of 62 (65 at March 31, 2001) engaged in engineering, development and manufacturing, 19 (15 at March 31, 2001) in marketing and sales activities, 104 (100 at March 31, 2001) in customer services and 12 (12 at March 31, 2001) in general administrative and executive functions. The Company does not have a collective bargaining agreement with any of its employees and considers its relationship with its employees to be good.

Item 2. ***Description of Property***

The Company's principal facilities are located at One Winnenden Road, Norwich, Connecticut, where the Company leases approximately 75,000 square feet of space. The Company lease requires payment of monthly rent in the amount of $23,917 through April 30, 2006. Of the Company's space in Norwich, approximately 15,000 square feet is devoted to office and administrative uses, approximately 55,000 square feet to engineering, development and assembly activities, and approximately 5,000 square feet to marketing, sales and customer service functions. The Company believes that its facilities are adequately equipped and maintained for present and planned operations.

Item 3. ***Legal Proceedings.***

As previously reported, a purported class action lawsuit was filed against the Company, its then-current chief executive officer and its then-current chief financial officer asserting claims under the federal securities laws. The action was filed in the United States District Court for the District of Connecticut. Among other things, the complaint alleged that the Company's financial statements for the first three quarters of fiscal 1998 were materially false and misleading in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. The plaintiffs were seeking compensatory damages and reimbursement for the reasonable costs and expenses, including attorneys' fees, incurred in connection with the action. In February 2001, the Company reached an out-of-court settlement, which the Court approved in May 2001. Under the terms of the settlement, the Company and the other defendants agreed to pay $595,000 to the plaintiffs, $380,000 of which was paid by the Company's directors' and officers' liability insurance carrier and $215,000 of which was paid by the Company.

In April 2001, prior to the entry of the final order approving the settlement of the Purported Class Action (the "Class Action Final Order"), the Company commenced separate legal proceedings against Arthur Andersen, LLP ("Andersen"), its former auditor, in the Superior Court for the Judicial District of New London, Connecticut (the "Malpractice Proceedings"). The Malpractice Proceedings seek damages sustained by the Company as a result of Andersen's failure to comply with professional standards in the conduct of certain of its audits of the Company's financial statements. In May 2001, Andersen removed the case to the United States District Court for the District of Connecticut, but the court remanded the complaint to the state court upon the motion of the Company. The parties are awaiting formal notice from the state court that the case may proceed in that court. It is the Company's position in the Malpractice Proceedings that Andersen breached its duties to the Company by, among other things, negligently and/or intentionally misrepresenting the Company's true financial condition to the Company, its Board of Directors and its Audit Committee. Andersen vigorously denies any wrongdoing and filed a counterclaim against the Company alleging claims for fraud, negligence, breach of contract, interpleader and indemnification. In addition, Andersen has asserted that the Class Action Final Order interposes an effective bar against any recovery in the Malpractice Proceedings. On June 7, 2001, the Company filed a motion to amend the Class Action Final Order to clarify that it has no application to the Malpractice Proceedings. The court granted the Company's motion, and Andersen appealed the Court's decision. The issue is currently pending before the United States Court of Appeals (2nd Circuit). While the Company's counsel is actively pursuing the Company's claims against Andersen in the Malpractice Proceedings, the outcome of the litigation is uncertain. Although the counterclaim is in an early stage, the Company believes that it is unlikely that the counterclaim will result in any material liability against the Company.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

Item 5. *Market for Common Equity and Related Stockholder Matters.*

The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol "SORT".

The following table sets forth the high and low bid prices of the Company's Common Stock for each quarter of fiscal 2001 and fiscal 2002, as reported by the OTC Bulletin Board. These quotations represent prices between dealers and do not include retail mark-ups, mark-downs or other fees or commissions and may not represent actual transactions.

Fiscal Quarter	Bid Prices High	Bid Prices Low
First Fiscal Quarter – 2001 (April 1 – June 30, 2000)	$2.56	$2.19
Second Fiscal Quarter – 2001 (July 1 – September 30, 2000)	2.63	2.25
Third Fiscal Quarter – 2001 (October 1 – December 31, 2000)	2.25	0.56
Fourth Fiscal Quarter – 2001 (January 1 – March 31, 2001)	0.81	0.44
First Fiscal Quarter – 2002 (April 1 – June 30, 2001)	1.00	0.47
Second Fiscal Quarter – 2002 (July 1 – September 30, 2001)	1.29	0.41
Third Fiscal Quarter – 2002 (October 1 – December 31, 2001)	0.73	0.40
Fourth Fiscal Quarter – 2002 (January 1 – March 31, 2002)	0.63	0.46

On May 31, 2002, the high and low bid prices for the Company's Common Stock were $0.45, as reported by the OTC Bulletin Board.

As of June 3, 2002, there were approximately 70 record owners of the Company's Common Stock. The Company believes there are approximately 570 beneficial owners of Common Stock. The Company has not paid dividends on its Common Stock and intends for the foreseeable future to retain earnings, if any, to finance the expansion and development of its business.

Sales of Unregistered Securities

During fiscal 2002, the Company granted certain employees stock options covering an aggregate of 282,000 shares of Common Stock at exercise prices ranging from $0.50 to $0.60 per share. The options vest ratably over a five-year period and have a maximum duration of ten years.

During fiscal 2002, the Company also credited an aggregate of 97,550 shares of Common Stock to the accounts of six directors who were participating in the Gunther International, Ltd. Directors' Equity Plan (the "Plan"). In accordance with the terms of the Plan, each participating director is entitled to receive grants of Common Stock in lieu of a quarterly cash retainer. The number of shares which each director is entitled to receive each fiscal quarter is equal to (a) $2,500, divided by (b) the fair market value of a share of Common Stock as of the last business day of the quarter. Based upon this formula, 13,298 shares of Common Stock were credited in respect of the fiscal quarter ended June 30, 2001 (the fair market value of the Common Stock on the last business day of the quarter being $0.94 per share), 27,778 shares of Common Stock were credited in respect of the fiscal quarter ended September 30, 2001 (the fair market value of the Common Stock on the last business day of the quarter being $0.45 per share), 25,862 shares of Common Stock were credited in respect of the fiscal quarter ended December 31, 2001 (the fair market value of the Common Stock on the last business day of the quarter being $0.58 per share) and 30,612 shares of Common Stock were credited in respect of the fiscal quarter ended March 31, 2002 (the fair market value of the Common Stock on the last business day of the quarter being $0.49 per share). Each director elected to defer receipt of the shares credited to his account.

No underwriters were used in connection with any of the foregoing transactions and, accordingly, there were no underwriting discounts or commissions. The issuance of these securities was exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) thereof and the rules and regulations promulgated thereunder.

Item 6. ***Management's Discussion and Analysis.***

Summary Financial Data

The summary financial data presented below should be read in conjunction with the information set forth in the consolidated financial statements and notes thereto included elsewhere herein.

	Year Ended March 31, 2002	Year Ended March 31, 2001	Year Ended March 31, 2000
Sales:			
Systems	$ 9,782,263	$ 14,250,642	$12,052,692
Maintenance	11,166,347	10,161,333	9,533,778
Total sales	20,948,610	24,411,975	21,586,470
Cost of sales:			
Systems	8,509,551	9,537,248	8,094,029
Maintenance	7,906,354	8,105,760	8,289,268
Total cost of sales	16,415,905	17,643,008	16,383,297
Gross profit	4,532,705	6,768,967	5,203,173
Operating expenses:			
Selling and administrative(1)	5,521,234	4,555,441	4,143,774
Research and development	1,389,544	1,639,385	1,227,626
Total operating expenses	6,910,778	6,194,826	5,371,400
Operating income (loss)	(2,378,073)	574,141	(168,727)
Interest expense, net	(456,469)	(679,717)	(554,156)
Litigation expense	—	(178,500)	(36,500)
Loss before extraordinary item	(2,834,542)	(284,076)	(758,883)
Extraordinary item – Gain on extinguishment of debt	1,410,868	—	—
Net loss	$(1,423,674)	$ (284,076)	$ (758,883)
Per share:			
Loss before extraordinary item	$ (0.30)	$ (0.07)	$ (0. 18)
Extraordinary item	0.15	—	—
Net loss	$ (0.15)	$ (0.07)	$ (0.18)

	2002	2001
Current assets	$ 4,739,908	$ 5,553,949
Total assets	8,676,781	9,554,164
Current liabilities	5,738,576	6,072,998
Long-term debt, less current maturities	62,078	6,735,993
Stockholders' equity (deficit)	2,876,127	(3,254,827)

(1) Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Under FAS 142, the Company no longer

amortizes goodwill but tests for impairment of goodwill annually. To March 31, 2002, there have been no impairment losses. Selling and administrative expenses for each of the years ended March 31, 2001 and 2000 include goodwill amortization of $223,000.

Results of Operations

Operating results may be affected by certain accounting estimates. The most sensitive and significant accounting estimates in the financial statements relate to revenue recognition under sales contracts for the Company's high-speed assembly equipment using the percentage of completion method, asset valuation allowances (deferred income tax assets, slow moving and obsolete inventories and accounts receivable) and accruals for product warranty expense. The Company recognizes revenues under sales contracts for its high-speed assembly equipment based on the ratio of incurred costs to total estimated costs. To the extent these estimates change, sales will be affected in the period these changes are determined. The majority of contracts for high-speed assembly equipment are completed over no more than two quarters. Therefore, changes in revenue resulting from changes in estimates will be limited to a two quarter period on any one contract. Management continuously monitors uncompleted sales contracts, performing detailed analyses of costs incurred, and estimated costs to complete, in conjunction with measuring contract performance and recognizing contract revenues. Similarly, management critically evaluates the potential realization of deferred income tax benefits as well as the likely usefulness of its inventories and the collectibility of accounts receivable. Accruals for product warranty are based primarily on recent historical performance.

Fiscal Year ended March 31, 2002
Compared to Fiscal Year ended March 31, 2001

The net loss for fiscal 2002 was $(1.4) million, or $(0.15) per share, compared to $(284,000), or $(0.07) per share, for fiscal 2001. The net loss includes an extraordinary gain of $1.4 million, or $0.15 per share, resulting from the extinguishment of debt. (See Liquidity and Capital Resources for more information). Excluding the effects of the extraordinary item, the net loss for fiscal 2002 would have been $(2.8) million, or $(0.30) per share. The operating loss for fiscal 2002 was $(2.4) million, or $(0.26) per share, compared to operating income of $574,000, or $0.13 per share, for fiscal 2001.

Systems sales include sales of high-speed assembly systems, upgrades to previously sold systems and inc.jet imager systems, ink and ancillary products.

Systems sales for fiscal 2002 decreased $4.5 million, or 31.4%, to $9.8 million from $14.3 million in fiscal 2001. The decrease was due to a decrease in high-speed assembly systems. Sales of high speed assembly systems for fiscal 2002 decreased to $6.9 million, or 41.9%, from $11.9 million in fiscal 2001. The decrease in sales is attributable to a slowdown in orders during the last two quarters of fiscal 2001 and the first quarter of fiscal 2002. A summary of orders, sales and backlog for the each of the last four fiscal quarters for the high speed assembly systems and related upgrades is as follows:

	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001
		(in millions)		
Backlog, beginning of period	$ 2.3	$ 2.5	$ .3	$ 1.3
Orders	1.6	2.0	3.2	.7
Sales	(2.0)	(2.2)	(1.0)	(1.7)
Backlog, end of period	$ 1.9	$ 2.3	$ 2.5	$ .3

Backlog consists of total contract price less revenue recognized to date for all signed orders on hand. The backlog has improved as compared to the end of the prior year but, at March 31, 2002, it is below the levels of the prior two fiscal quarters.

Inc.jet sales in fiscal 2002 increased to $2.9 million, or 21.6%, from $2.4 million in fiscal 2001. Inc.jet sales comprised 13.7% of total systems sales in fiscal 2002 as compared to 16.6% in fiscal 2001. The increase in sales is primarily due to an increase of 142.1% in ink sales, as the Company continues to target markets for ink sales. There was a 14.8% decline in imager sales, largely due to a decline in sales to the largest customer, which accounted for 28% of all inc.jet imagers sold during fiscal 2002. The Company expects sales to this customer to continue to decline but the Company believes it is not as reliant on one customer as it was in past years due to increased market acceptance of the imager and the increase in repeat customers in fiscal 2002 as compared to fiscal 2001.

Maintenance sales increased $1.0 million, or 9.9%, to $11.2 million in fiscal 2002 from $10.2 million in fiscal 2001 as a result of a larger number of systems under service contract from shipments during the year, an increase in non-contract services and inflationary price increases in service contracts between the periods.

The gross margin as a percentage of sales of systems decreased to 13.0% in fiscal 2002 as compared to 33.1% in fiscal 2001. The decrease in gross margin as a percentage of sales was primarily because of the low volume in production during the period due to the low order level. Overhead costs during the year remained at a level needed to sustain higher production levels that were anticipated. In an effort to not jeopardize future production, certain overhead costs were not reduced in response to the low volume of production. The gross margin on maintenance sales increased 58.6% in fiscal 2002 as compared to fiscal 2001. The gross margin as a percentage of maintenance sales increased to 29.2% in fiscal 2002 from 20.2% in fiscal 2001. The increase in the gross margin on maintenance sales is primarily attributable to a decrease in overall maintenance costs of 2.5% while revenues increased by 9.9%. The reduction in maintenance costs was primarily due to a decrease in service parts expense and a decrease in personnel costs.

Selling and administrative expenses increased $966,000, or 21.2%, to $5.5 million in fiscal 2002 from $4.6 million in fiscal 2001. Selling and administrative expenses, as a percentage of total revenues, for fiscal 2002 and 2001 were 26.4% and 18.7%, respectively. Selling and administrative expenses for fiscal 2001 include goodwill amortization expense of $223,000. Effective April 1, 2001, the Company adopted new rules on accounting for goodwill and other intangible assets. (See Note 2 to the Consolidated Financial Statements.) The increase in selling and administrative expenses is primarily attributable to an increase in selling expenses associated with inc.jet sales, an increase in health insurance costs and an increase in personnel costs and marketing expenses associated with the sales of high-speed assembly systems. Further, costs related to special information systems training of $100,000 were incurred in fiscal 2002 for training completed.

Research and development expenses decreased $250,000, or 15.2%, to $1.4 million in fiscal 2002 from $1.6 million in fiscal 2001. Research and development expenses, as a percentage of total revenues, for fiscal 2002 and 2001 were 6.6% and 6.7%, respectively. Research and development expenses in fiscal 2002 were primarily attributable to the new Series W system introduced at the industry trade show during the third fiscal quarter, documentation for the production of the Series W, development of new operating software for high-speed assembly systems and development of the next line of inc.jet imagers. Research and development expenses related to the Series W system were approximately $250,000 in fiscal 2002.

Interest expense decreased $224,000 to $456,000 in fiscal 2002 from $680,000 in fiscal 2001. The decrease was due to substantially all of the debt being paid from the proceeds of the Rights Offering completed in November 2001. (See Liquidity and Capital Resources for more information.) Future interest expense is expected to be less than $20,000 in a year.

The extraordinary item — gain on extinguishment of debt of $1.4 million is derived from the purchase from Gunther Partners LLC of $1.9 million of notes payable previously held by the Estate of Harold S. Geneen for $500,000. (See Liquidity and Capital Resources for more information.)

Liquidity and Capital Resources

For fiscal 2002 and 2001, the Company incurred net losses of $(1.4) million and $(284,076), respectively. For fiscal 2002, cash of $1.2 million was used for operations while in fiscal 2001 cash provided by operations was $744,304. At March 31, 2002, the Company has a deficiency in working capital of $1.0 million. At March 31, 2002, backlog for high-speed assembly system and upgrade orders, consisting of total contract price less revenue recognized to date for all signed orders on hand, was $1.9 million as compared to $1.3 million at March 31, 2001 and $4.2 million at March 31, 2000.

The Company's primary need for liquidity is to fund operations while it endeavors to increase sales and achieve consistent profitability. Historically, the Company has derived liquidity through systems and maintenance sales (including customer deposits), financing arrangements with banks and other third parties and, from time to time, sales of its equity securities.

Under the Company's normal sales pricing policy, approximately 50% of the sales price of each system is received by the Company within 30 days from the time an order is placed by a customer; approximately 40% is received at the time the system is shipped to the customer and the remaining 10% is received approximately 30 days after delivery of the system. As a result, the Company receives a significant cash flow benefit from the receipt of new orders.

In November 2001, the Company consummated a rights offering (the "Rights Offering"), pursuant to which the Company issued 16,000,000 shares of its Common Stock to its existing stockholders by subscription right on a pro-rata basis at a price of $0.50 per share. The net proceeds of the Rights Offering were used to repay in full the notes payable to Gunther Partners LLC ($4.5 million) and to a stockholder and director ($500,000) and to purchase for an aggregate of $637,935 from Gunther Partners LLC, 919,568 shares of the Company's Common Stock and $1.9 million of notes payable previously held by the Estate of Harold S. Geneen. Gunther Partners had acquired these shares and notes payable on behalf of the Company in July 2001 for $137,935 and $500,000, respectively. In connection with these transactions, the Company recognized an extraordinary gain of $1.4 million on the extinguishment of debt. Currently, the Company has total debt outstanding as of March 31, 2002 of less than $100,000, with principal payments due of $28,000 during the next twelve months.

On a going forward basis management believes that the Company's operating results will improve in fiscal 2003. In any event, management believes that the Company has sufficient cash as of March 31, 2002 coupled with planned spending reductions in fiscal 2003 to meet its operating obligations without such improvement. Such spending reductions include about $250,000 less in research and development (R&D) because of the completion of the development of the Series W system, and about $100,000 less in costs related to information systems training also completed in fiscal 2002. If necessary, the Company may extend the payment of its trade obligations, which it reduced by almost $500,000 in fiscal 2002, and reduce staff beyond that resulting from normal attrition if system sales approaching that of fiscal 2001 are not achieved. Further, in fiscal 2003 the Company expects to realize proceeds of about $250,000 from the consummation of a sales of equipment included in long-term assets for which there is presently a signed contract from an existing, financially sound customer. Lastly, planned and necessary additions to equipment and leasehold improvements in fiscal 2003 are less than $100,000, a reduction of approximately $400,000 from fiscal 2002. The Company's cash needs may be affected by a number of factors, however, many of which are beyond the control of management. See "Forward Looking Statements," below. Thus, there can be no assurance that the Company will not need significantly more cash than is presently forecasted by management or that the Company's current and expected sources of cash will be sufficient to fund the Company's ongoing operations.

Inflation

The effect of inflation on the Company has not been significant during the last two fiscal years.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. In general, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E. Without limiting the generality of the foregoing, the words "believes," "anticipates," "plans," "expects," and other similar expressions are intended to identify forward-looking statements. Investors should be aware that such forward-looking statements are based on the current expectations of management and are inherently subject to a number of risks and uncertainties that could cause the actual results of the Company to differ materially from those reflected in the forward-looking statements. Some of the important factors which could cause actual results to differ materially from those projected include, but are not limited to, the following: general economic conditions and growth rates in the finishing and related industries; competitive factors and pricing pressures; changes in the Company's product mix; technological obsolescence of existing products and the timely development and acceptance of new products; inventory risks due to shifts in market demands; component constraints and shortages; the ramp-up and expansion of manufacturing capacity; and the continued availability of financing. The Company does not undertake to update any forward-looking statement made in this report or that may from time-to-time be made by or on behalf of the Company.

Item 7. ***Financial Statements.***

The financial statements required by this item are presented on pages F-1 through F-14 immediately after the signature page of this report.

Item 8. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

PART III

Item 9. ***Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.***

The information required by Item 9 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2001 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2002. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 10. ***Executive Compensation.***

The information required by Item 10 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2002 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2002. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 11. ***Security Ownership of Certain Beneficial Owners and Management.***

The information required by Item 11 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2002 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2002. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

Item 12. ***Certain Relationships and Related Transactions.***

The information required by Item 12 is hereby incorporated by reference to the Company's Proxy Statement that will be distributed in connection with the 2002 Annual Meeting of Stockholders, which is currently scheduled to be held in September 2002. Such proxy statement will be filed with the Commission within one hundred and twenty (120) days of the close of the fiscal year, or this Annual Report on Form 10-KSB will be amended to include the requisite information.

PART IV

Item 13. ***Exhibits and Reports on Form 8-K.***

A. Exhibits required by Item 601 of Regulation S-B:

3.1 Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2001 and incorporated herein by reference).

3.2 Certificate of Amendment to the Registrant's Restated Certificate of Incorporation dated as of October 22, 2001 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2001 and incorporated herein by reference).

3.3 By-Laws of the Company, as amended (filed as Exhibit 3(iv) to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1998, Commission File No. 33-70052-B, and incorporated herein by reference).

10.1 Royalty Agreement, dated September 3, 1992, between the Company and William H. Gunther, Jr. (filed as Exhibit 10(s) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.2 Royalty Agreement, dated September 3, 1992, between the Company and William H. Gunther III (filed as Exhibit 10(t) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.3 Royalty Agreement, dated September 3, 1992, between the Company and Joseph E. Lamborghini (filed as Exhibit 10(u) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.4 Royalty Agreement, dated September 3, 1992, between the Company and Rufus V. Smith (filed as Exhibit 10(v) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.5 Royalty Agreement, dated September 3, 1992, between the Company and Christine E. Gunther (filed as Exhibit 10(w) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.6 Royalty Agreement, dated September 3, 1992, between the Company and Susan G. Hotkowski (filed as Exhibit 10(x) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.7 Form of Employee Stock Option Plan and Founders Option Plan (filed as Exhibit 10(kkk) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.8 Warrant, dated October 20, 1993, to purchase 40,000 shares of Common Stock issued to Mark Fisher (filed as Exhibit 10(vvv) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.9 Warrant, dated January 9, 1995, to purchase 13,333 shares of Common Stock issued to Mark Fisher (filed as Exhibit 10.49 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.10 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Samuel Joseph Jesselson (filed as Exhibit 10.51 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.11 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Roni Aron Jesselson (filed as Exhibit 10.52 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.12 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Jonathan Judah Jesselson (filed as Exhibit 10.53 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.13 Warrant, dated January 12, 1995, to purchase 10,000 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Maya Ariel Ruth Jesselson (filed as Exhibit 10.54 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.14 Warrant, dated January 12, 1995, to purchase 13,333 shares of Common Stock issued to Michael Jesselson and Linda Jesselson Trustees UIT 3/27/84 FOB Maya Ariel Ruth Jesselson (filed as Exhibit 10.55 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.15 Non-exclusive License Agreement between the Company and Bell & Howell (filed as Exhibit 10(qaii) to the Company's Registration Statement on Form SB-2, Commission File No. 33-70052-B, and incorporated herein by reference).

10.16 Xerox Worldwide Printing Systems Partners Program Partnership Guide dated August 1990 (filed as Exhibit 10.64 to the Company's Annual Report on Form 10-KSB/A dated June 26, 1995, and incorporated herein by reference).

10.17 Amendment and Restatement of Development Agreement made as of December 31, 1995 between the Company and CII (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB dated February 12, 1996 and incorporated herein by reference).

10.18 Non-exclusive License Agreement By and Between the Hewlett-Packard Company and Gunther International Incorporated for Envelope Printing Technology dated May 6, 1997 (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-KSB dated July 14, 1998, and incorporated herein by reference).

10.19 Warrant Agreement, dated October 2, 1998, by and between the Lender and the registrant (filed as Exhibit 99.10 to the registrant's Current Report on Form 8-K dated October 7, 1998 and incorporated herein by this reference).

10.20 Non-Qualified Stock Option Agreement, dated as of October 5, 1998, between Marc I. Perkins and the registrant (filed as Exhibit 10.14 to the registrant's Quarterly Report on Form 10-QSB dated February 12, 1999 and incorporated herein by this reference).

10.21 Employment Agreement, dated as of October 7, 1998, between the registrant and Michael M. Vehlies (filed as Exhibit 10.15 to the registrant's Quarterly Report on Form 10-QSB dated February 12, 1999 and incorporated herein by this reference).

10.22 Non-Qualified Stock Option Agreement, dated as of October 29, 1998, between Michael M. Vehlies and the registrant (filed as Exhibit 10.16 to the registrant's Quarterly Report on Form 10-QSB dated February 12, 1999 and incorporated herein by this reference).

10.23 Employment Agreement, dated October 3, 1999, between the Registrant and Marc I. Perkins (filed as Exhibit 10.9 to the registrant's Quarterly Report on Form 10-QSB dated February 22, 2000, and incorporated herein by this reference).

10.24 Recapitalization Agreement, dated June 22, 2001, by and among the registrant, June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as Co-executors of the Estate of Harold S. Geneen, late of New York, New York (the "Estate"), Gunther Partners LLC, Park Investment Partners ("Park") and Gerald H. Newman ("Newman").

10.25 Building lease between the Company and UNC, Incorporated, dated May 1, 2001 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB dated August 14, 2001 and incorporated herein by reference).

21.1 List of Subsidiaries of the Company.

24.1 Power of Attorney pursuant to which this Annual Report on Form 10-KSB dated June 28, 2001 was executed.

B. Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GUNTHER INTERNATIONAL LTD.

By: /s/ MARC I. PERKINS

President, Chief Executive Officer
and Chief Financial Officer
(On Behalf of the Registrant as
Principal Executive Officer and as
Principal Financial and Accounting Officer)

Date: June 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and dates indicated.

Signature:	Title:	Date:
/s/ MARC I. PERKINS		June 28, 2002
Attorney-in-Fact for:		
Marc I. Perkins	Director	June 28, 2002
James A. Cotter, Jr.	Director	June 28, 2002
J. Kenneth Hickman	Director	June 28, 2002
Steven S. Kirkpatrick	Director	June 28, 2002
Gerald H. Newman	Director	June 28, 2002
Robert Spiegel	Director	June 28, 2002
Thomas M. Steinberg	Director	June 28, 2002

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Stockholders of Gunther International Ltd.

We have audited the accompanying consolidated balance sheets of Gunther International Ltd. and its subsidiary as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gunther International Ltd. and its subsidiary at March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Hartford, Connecticut
May 17, 2002

GUNTHER INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001

	2002	2001
Assets		
Current Assets:		
Cash	$ 1,119,790	$ 759,393
Restricted cash	100,054	—
Accounts receivable, less allowance	849,059	2,002,398
Costs and estimated earnings in excess of billings on uncompleted contracts	776,278	601,068
Inventories	1,666,462	1,936,538
Prepaid expenses	228,265	254,552
Total current assets	4,739,908	5,553,949
Equipment and Leasehold Improvements:		
Machinery and equipment	2,230,914	1,811,895
Furniture and fixtures	505,939	469,737
Leasehold improvements	135,962	128,377
	2,872,815	2,410,009
Accumulated depreciation and amortization	(1,518,098)	(1,006,350)
	1,354,717	1,403,659
Other Assets:		
Goodwill	2,551,429	2,551,429
Other	30,727	45,127
	2,582,156	2,596,556
	$ 8,676,781	$ 9,554,164
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Current maturities of long-term debt — other	$ 27,842	$ 17,045
Accounts payable	1,977,539	2,440,437
Accrued expenses	1,328,462	1,507,965
Billings in excess of costs and estimated earnings on uncompleted contracts	515,903	325,085
Deferred service contract revenue	1,888,830	1,782,466
Total current liabilities	5,738,576	6,072,998
Long-term debt, less current maturities:		
Related parties	—	6,676,593
Other	62,078	59,400
Total long-term debt	62,078	6,735,993
Total liabilities	5,800,654	12,808,991
Commitments and contingencies (Note 8)		
Stockholders' Equity (Deficit):		
Preferred Stock, $.001 par value; 500,000 shares authorized; none issued	—	—
Common Stock, $.001 par value; 32,000,000 shares authorized; 20,291,769 shares issued in 2002 and 4,291,769 shares issued in 2001, including shares held in treasury	20,292	4,292
Treasury stock, at cost (919,569 shares)	(137,935)	—
Additional paid-in capital	19,865,119	12,188,556
Accumulated deficit	(16,871,349)	(15,447,675)
Total Stockholders' Equity (Deficit)	2,876,127	(3,254,827)
	$ 8,676,781	$ 9,554,164

See accompanying notes.

GUNTHER INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2002 and 2001

	2002	2001
Sales:		
Systems	$ 9,782,263	$14,250,642
Maintenance	11,166,347	10,161,333
Total sales	20,948,610	24,411,975
Cost of sales:		
Systems	8,509,551	9,537,248
Maintenance	7,906,354	8,105,760
Total cost of sales	16,415,905	17,643,008
Gross profit	4,532,705	6,768,967
Operating expenses:		
Selling and administrative	5,521,234	4,555,441
Research and development	1,389,544	1,639,385
Total operating expenses	6,910,778	6,194,826
Operating loss	(2,378,073)	574,141
Interest expense, net	(456,469)	(679,717)
Litigation expense	—	(178,500)
Loss before extraordinary item	(2,834,542)	(284,076)
Extraordinary item — gain on extinguishment of debt	1,410,868	—
Net loss	$(1,423,674)	$ (284,076)
Loss per share:		
Loss before extraordinary item	$ (0.30)	$ (0.07)
Extraordinary item	0.15	—
Net loss	$ (0.15)	$ (0.07)
Weighted average number of common shares outstanding	9,318,579	4,291,769

See accompanying notes.

GUNTHER INTERNATIONAL LTD.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended March 31, 2002 and 2001

	Common Stock $.001 Par Value		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, March 31, 2000	4,291,769	$ 4,292	—	$ —	$12,188,556	$(15,163,599)	$(2,970,751)
Net loss	—	—	—	—	—	(284,076)	(284,076)
Balance, March 31, 2001	4,291,769	4,292	—	—	12,188,556	(15,447,675)	(3,254,827)
Sale of Common Stock	16,000,000	16,000	—	—	7,741,033	—	7,757,033
Purchase of treasury stock	—	—	(919,569)	(137,935)	—	—	(137,935)
Discharge of related party debt	—	—	—	—	(64,470)	—	(64,470)
Net loss	—	—	—	—	—	(1,423,674)	(1,423,674)
Balance, March 31, 2002	20,291,769	$20,292	(919,569)	$(137,935)	$19,865,119	$(16,871,349)	$ 2,876,127

GUNTHER INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2002 and 2001

	2002	2001
Operating activities:		
Net loss	$(1,423,674)	$ (284,076)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation and amortization	607,380	693,043
Provision for doubtful accounts	49,196	53,000
Interest accrued on related party debt	42,456	265,144
Deferred directors' compensation	55,000	47,500
Gain on extinguishment of debt	(1,410,868)	—
Loss on disposal of equipment	32,787	10,248
Changes in operating assets and liabilities:		
Accounts receivable	1,104,143	1,260,385
Inventories	270,076	(138,332)
Prepaid expenses	26,287	26,322
Accounts payable	(462,898)	(61,794)
Accrued expenses	(234,503)	75,399
Deferred service contract revenue	106,364	(74,508)
Billings, costs and estimated earnings on uncompleted contracts — net	15,608	(1,128,026)
Net cash provided by (used for) operating activities	(1,222,646)	744,305
Investing activities:		
Acquisitions of equipment and leasehold improvements	(540,994)	(698,890)
Net cash used for investing activities	(540,994)	(698,890)
Financing activities:		
Repayment of notes payable and long-term debt	(5,695,007)	(673,158)
Proceeds from notes payable and long-term debt	300,000	1,300,000
Proceeds from sale of Common Stock	7,757,033	—
Purchase of treasury stock	(137,935)	—
Transfer to restricted cash	(100,054)	—
Net cash provided by financing activities	2,124,037	626,842
Change in cash	360,397	672,257
Cash, beginning of year	759,393	87,136
Cash, end of year	$ 1,119,790	$ 759,393
Supplemental Cash Flow Information:		
Cash paid for interest	$ 394,428	$ 436,771
Cash paid for income taxes	27,028	13,531
Supplemental Disclosure of Non-Cash Investing Activities:		
Property and equipment acquired for notes payable	$ 35,831	$ 70,740

See accompanying notes.

GUNTHER INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002 and 2001

1. Business:

Gunther International Ltd. and its subsidiary (the "Company") operate as a single business segment. The Company designs, develops, assembles, markets and services high speed systems that automatically assemble printed documents, fold, staple or bind the documents and insert completed documents into appropriate envelopes for mailing or other distribution. These products are dependent upon proprietary technology and require specially skilled engineers and technicians to design, enhance and produce them to meet customer needs. The Company was incorporated in Delaware in 1978 and currently operates from leased facilities located in Norwich, Connecticut.

2. Accounting Policies:

Principles of consolidation -

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, inc.jet, Inc. All intercompany activity has been eliminated from the consolidated financial statements.

Revenue recognition -

The Company recognizes revenues under sales contracts for its high-speed assembly equipment using the percentage of completion method based on the ratio of incurred costs to total estimated costs. Changes in estimated earnings thereon are recognized in the period determined. Sales of inc.jet Imagers and related consumables are recognized when the products are delivered. Service contract revenue is recognized over the term of the contract; amounts applicable to future periods are deferred.

Allowance for doubtful accounts -

The Company evaluates the collectibility of accounts receivable on an ongoing basis and makes allowances for credit losses ($83,356 at March 31, 2002 and $58,500 at March 31, 2001).

Inventories -

Inventories, consisting primarily of purchased parts used in the assembly and repair of the Company's products, are stated at the lower of cost, determined by the first-in, first-out method, or market.

Equipment and leasehold improvements -

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets as follows: machinery and equipment — 3 to 7 years; and furniture and fixtures — 7 years. Amortization of leasehold improvements is computed over the useful life of the improvement or lease term, whichever is shorter. Amortization of production tooling is computed over the useful life of the product that the tooling was designed to produce. Depreciation expense was $593,000 and $455,000 for fiscal 2002 and 2001, respectively.

Goodwill -

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Under FAS 142, goodwill is no longer amortized but is subjected to annual impairment tests. Other intangible assets with definitive useful lives will continue to be amortized over those lives. The Company does not have significant other intangible assets.

The Company adopted FAS 142 for goodwill and other intangible assets effective April 1, 2001. To March 31, 2002, there have been no impairment losses. Had the provisions of FAS 142 been applied to the year ended March 31, 2001, the net loss for that year would have been $(61,000), or ($0.01) per share.

Shipping and handling costs -

Expenses associated with shipping and handling are included in cost of sales in the accompanying statements of operations.

Research and development -

Expenses associated with research and development activities are expensed as incurred.

Product warranties -

The Company provides a warranty on each high-speed system for a period of 90 days after installation. Warranty expense for fiscal 2002 and 2001, was approximately $173,000 and $297,000, respectively.

Deferred income taxes -

Deferred income taxes are provided on temporary differences between the financial statement and income tax basis of assets and liabilities and on net operating loss and research and development tax credit carryforwards using enacted tax rates in effect in the years in which differences are expected to reverse. A valuation allowance is recorded for the amount of deferred income tax assets for which realization is uncertain (see Note 6).

Royalty expense -

The Company has royalty agreements with Connecticut Innovations, Inc. and with certain stockholders (see Note 8). Royalties due under these agreements are expensed as incurred.

Loss per share -

The denominators used for purposes of computing the loss per share consist of the weighted average number of common shares outstanding of 19,372,200 and 4,291,769 for fiscal 2002 and 2001, respectively. Common stock equivalents are not used when their effect is anti-dilutive. Options and warrants outstanding at March 31, 2002 and 2001 were anti-dilutive.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications -

Certain fiscal 2001 amounts previously reported have been reclassified to conform to the fiscal 2002 presentation.

3. Inventories:

Inventories consist of:

	2002	2001
Raw materials	$1,678,458	$1,820,402
Work-in-process	366,722	374,666
	2,045,180	2,195,068
Valuation allowance	(378,718)	(258,530)
	$1,666,462	$1,936,538

4. Costs and Estimated Earnings on Uncompleted Contracts:

The following schedule reflects the costs incurred, estimated earnings and billings to date on uncompleted contracts:

	2002	2001
Costs incurred	$ 1,275,902	$ 1,831,150
Estimated earnings	270,604	532,887
	1,546,506	2,364,037
Billings to date	(1,286,131)	(2,088,054)
	$ 260,375	$ 275,983
Included in the accompanying balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 776,278	$ 601,068
Billings in excess of costs and estimated earnings on uncompleted contracts	(515,903)	(325,085)
	$ 260,375	$ 275,983

5. Long-term debt and recapitalization:

Long-term debt consists of:

	2002	2001
Notes payable to related parties (stockholders):		
Gunther Partners LLC, less unamortized debt discount of $172,500 at March 31, 2001, at an effective interest rate of 9.8%. (Paid prior to maturity.)	$ —	$4,327,500
Estate of Harold S. Geneen, less unamortized debt discount of $264,097 at March 31, 2001, at an effective interest rate of 10.5% (Paid prior to maturity.)	—	1,678,637
Stockholder and Director, due and payable by November 2001 with interest	—	500,000
Estate of Harold S. Geneen, including accrued interest of $20,456, at an effective interest rate of 5.44% (Paid prior to maturity.)	—	170,456
	—	6,676,593
Other	89,920	76,445
	89,920	6,753,038
Current maturities of long-term debt — other	(27,842)	(17,045)
	$ 62,078	$6,735,993

In November 2001, the Company consummated a rights offering (the "Rights Offering"), pursuant to which the Company issued 16,000,000 shares of its Common Stock to its existing stockholders by subscription right on a pro-rata basis at $0.50 per share. The net proceeds of the Rights Offering were used to repay in full the notes payable to Gunther Partners LLC ($4.5 million) and to a stockholder and director ($500,000) and to purchase from Gunther Partners LLC for an aggregate of $637,935, 919,568 shares of the Company's Common Stock and $1.9 million of notes payable previously held by the Estate of Harold S. Geneen. Gunther Partners, LLC had acquired these shares and notes payable on behalf of the Company in July 2001 for $137,935 and $500,000, respectively. In connection with these transactions, the Company recognized an extraordinary gain of $1.4 million on the extinguishment of debt.

As of March 31, 2002, aggregate annual maturities of long-term debt for the next five fiscal years are:

Fiscal Year Ending March 31,	Amount
2003	$27,842
2004	31,266
2005	25,754
2006	3,803
2007	1,255
	$89,920

6. Deferred Income Taxes:

Significant components of the Company's deferred income tax assets (liabilities) are:

	2002	2001
Equipment and leasehold improvements	$ (69,906)	$ (76,853)
Accrued expenses	225,070	226,116
Inventories	187,581	143,630
Allowance for doubtful accounts	31,653	22,823
Research and development tax credit carryforwards	378,914	97,181
Net operating loss carryforwards	885,080	3,995,100
Net total deferred income tax asset	1,616,272	4,407,998
Valuation allowance	(1,616,272)	(4,407,998)
Net deferred income tax asset	$ —	$ —

At March 31, 2002, the Company has federal and state net operating loss carryforwards of $2.5 million and $1.6 million, respectively, which are scheduled to expire in varying amounts from 2003 to 2022. The reduction in net operating loss carryforwards from the prior year is due to a limitation of $100,000 annually on the utilization of past net operating loss carryforwards. The limitation involves a change in control of the Company, resulting from the consummation of the Rights Offering. The valuation allowance at March 31, 2000 was $4.7 million.

7. Warrants, Common Stock Purchase Options and Capital Stock:

In connection with the October 1998 financial restructuring involving Gunther Partners LLC, the Company granted Gunther Partners LLC a warrant to purchase up to 35% of the pro forma, fully diluted number of shares of the Company's Common Stock, determined as of the date of exercise, at any time through November 2003 at an exercise price of $1.50 a share (2,190,390 shares at March 31, 2002). The Rights Offering had no effect on the number of shares of the Company's Common Stock into which the warrants are exercisable. In November 2000, the Company agreed to extend the expiration date of the warrant by one calendar day for each calendar day from and after April 1, 2001 that any principal or interest owed under the Stockholder and Director debt remains unpaid. The new expiration date is May 29, 2004. In addition, at March 31, 2002, warrants were outstanding to purchase 106,666 shares of the Company's Common Stock for $4.00 a share. These warrants expire in October 2003.

The Company has stock option plans. The Executive Compensation/Stock Option Committee of the Board of Directors determines the prices and terms at which options may be granted. Options vest over periods ranging from three to five years and may be exercisable up to ten years from the date of grant.

A summary of stock option activity follows:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	322,500	$ 1.79	345,000	$ 2.13
Granted	282,000	0.55	9,000	1.49
Cancelled	(15,500)	(1.67)	(31,500)	(5.37)
Outstanding, end of year	589,000	$ 1.36	322,500	$ 1.79
Exercisable, end of year	255,100	$ 1.71	224,333	$ 1.65
Weighted average fair value of options granted	$ 0.43		$ 1.30	

At March 31, 2002, exercise prices ranged from $0.50 to $3.22 and the weighted average remaining contractual life was 6 years. Also at March 31, 2002, 406,000 options were available for future grants.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations to recognize compensation expense under its stock option plan. As such, no expense is recognized if, at the date of grant, the exercise price of the option is at least equal to the fair market value of the Company's Common Stock. No compensation expense was recognized in fiscal 2002 or 2001.

If compensation expense for the Company's stock option plans had been determined using the fair value method under FAS 123, "Accounting for Stock Based Compensation", the Company would have reported a net loss of $1,594,000 ($.17 per share) in fiscal 2002 and $430,000 ($.10 per share) in fiscal 2001. In connection therewith, the Company used the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001
Risk free interest rate	5.00%	5.00%
Expected dividend yield	None	None
Expected lives	5 Years	5 Years
Expected volatility	107%	68-199%

The Company also has a directors' equity plan (the Equity Plan). Under the Equity Plan, the Company grants shares of its Common Stock with an aggregate fair value equal to two times director's customary quarterly cash retainer for services of $1,250. The issuance of such shares may be deferred at the election of the director. In fiscal 2002 and 2001, rights with respect to 97,550 and 48,758 shares were granted with an aggregate fair value of $55,000 and $47,500 and their issuance deferred. To March 31, 2002, rights with respect to an aggregate of 160,987 shares have been granted and deferred.

In conjunction with the Rights Offering, the Company increased its authorized shares to 32,500,000 shares of capital stock consisting of 32,000,000 shares of Common Stock and 500,000 shares of Preferred Stock, each with a par value of $.001 a share. The Board of Directors is authorized to determine the powers, preferences, rights and restrictions of the Preferred Stock. At March 31, 2002 and 2001, there were no issued and outstanding shares of Preferred Stock. At March 31, 2002, 3,453,043 shares of the Company's Common Stock were reserved for issuance.

8. Commitments and Contingencies:

Development Agreement -

The Company has a development agreement with Connecticut Innovations, Inc. ("CII"), which requires the Company to pay CII a royalty equal to .67% (sixty-seven hundredths of a percent) of all systems sales through December 31, 2002. Such agreement provides for minimum payments of $137,500 for fiscal 2002 and $131,250 for fiscal 2003.

If, during any quarter, the royalty computation does not exceed the minimum payment referred to above, the minimum payment would be made instead of the actual computed royalty amount. Total royalty expense was $137,500 and $125,000 for fiscal 2002 and 2001, respectively. CII has a security interest in all of the Company's patents, trademarks and other assets as collateral for the payment of the royalty obligations, but CII has agreed to subordinate its security interest (except for its security interest in patents and trademarks) in the event that the Company enters into a financing arrangement with an institutional lender. Until the transactions contemplated by the Recapitalization Agreement is effectuated, CII has subordinated its security interest in all tangible and intangible personal property to Gunther Partners LLC.

Contingencies -

In fiscal 1999, two purported class action lawsuits were filed against the Company, its then-current chief executive officer and its then-current chief financial officer asserting claims under the federal securities law. In February 2001, the Company reached an out-of-court settlement, agreeing to pay $215,000 towards the settlement. Of this amount, $178,500 was expensed in the first quarter of fiscal 2001 and $36,500 was expensed in the fourth quarter of fiscal 2000. The Court approved the settlement in May 2001. Legal fees associated with the claim were expensed as incurred, net of insurance proceeds. No additional expenses are anticipated with respect to this matter.

The Company is a party to various other legal proceedings arising in the ordinary course of business which management believes, after consultation with legal counsel, will not have a material adverse effect on the Company's financial position, operating results or cash flows.

Other commitments -

The Company has a royalty agreement with certain founding stockholders whereby the Company pays an amount equal to 1% of all the Company's sales (as defined). An additional royalty of .5% will be paid on all the Company's sales provided that the payment of additional royalties does not reduce the Company's after-tax profits below 9% of sales for the period. The Company's obligations under this agreement terminate upon the payment of royalties aggregating $12,000,000. For fiscal 2002 and 2001, royalties expensed under this agreement were $195,000 and $242,000, respectively. Total royalties expensed under this agreement were $1,360,000 through March 31, 2002.

The Company had an agreement related to the development and use of certain inkjet technology. The agreement required the Company to pay royalties of 1% of inkjet sales up to a maximum of $5,000,000 through March 31, 2008. In fiscal 2002, the Company paid $75,000 to satisfy all past and future obligations under the agreement. For fiscal 2001, royalties expensed under this agreement were approximately $24,000.

Leases -

The Company leases its office and manufacturing facility under an operating lease that provides for monthly rental of $23,917 through April 2006. Under this agreement, the Company is responsible for all operating costs, real estate taxes and maintenance. The Company also leases certain office equipment under operating lease agreements. Lease expense for fiscal 2002 and 2001 was approximately $380,000 and $364,000, respectively.

As of March 31, 2002, future minimum payments for non-cancelable operating leases follow:

Fiscal year ending March 31,	Amount
2003	$ 329,969
2004	296,648
2005	290,244
2006	287,274
2007	23,917
	$1,228,052

9. Employee Benefit Plans:

The Company has a defined contribution benefit plan (the "Plan") covering substantially all employees. The Plan is intended to comply with Section 401(k) of the Internal Revenue Code. Each year eligible participants may elect to make salary reduction contributions on their behalf up to a maximum of the lesser of 15% of compensation or the annual maximum established by the Internal Revenue Service. Participants may also make voluntary after-tax contributions to the Plan. The Company does not make contributions to the Plan but does pay certain expenses of the Plan.

10. Significant Customers and Business Concentration:

Due to the nature of the Company's products, a significant portion of the Company's revenues in all periods is generally derived from a few customers. The majority of the Company's customers are property and casualty insurance companies. During fiscal 2002, sales to one customer were 21% of sales and during fiscal 2001, sales to two customers were 31% of sales. No other customers accounted for more than 10% of sales in either year.

11. Fair Value of Financial Instruments:

The carrying value of financial instruments (accounts receivable, accounts payable and debt) as of March 31, 2002 and 2001 approximate fair value. Fair value was based on cash flows and current market conditions.

12. Liquidity

On a going forward basis management believes that the Company's operating results will be improved in fiscal 2003. In any event, management believes that the Company has sufficient cash as of March 31, 2002 coupled with planned spending reductions in fiscal 2003 to meet its operating obligations without such improvement. Such spending reductions include about $250,000 less in research and development (R&D) because of the completion of the Series W system, and about $100,000 less in costs related to information systems training also completed in fiscal 2002. If necessary, the Company may extend the payment of its trade obligations, which it reduced by almost $500,000 in fiscal 2002, and reduce staff beyond that resulting from normal attrition if system sales approaching that of fiscal 2001 are not achieved. Further, in fiscal 2003 the Company expects to realize proceeds of about $250,000 in cash from the consummation of a sale of equipment included in long-term assets for which there is presently a signed contract from an existing, financially sound customer. Lastly, planned and necessary additions to equipment and leasehold improvements in fiscal 2003 are less than $100,000. In summary, management believes that the Company will have sufficient liquidity to pay its obligations in the normal course of business through March 31, 2003.

GUNTHER INTERNATIONAL, LTD.
CORPORATE INFORMATION

BOARD OF DIRECTORS

Thomas M. Steinberg, Chairman
President, Tisch Family Interests

James A. Cotter, Jr.
Managing Member of a Broker/Dealer

Edward F. Hacker
Practicing CPA in Hacker Johnson, a CPA firm

J. Kenneth Hickman
Independent Business and Financial Consultant

Steven S. Kirkpatrick
Vice President, United States Trust Company of New York

Gerald H. Newman
Private Investor

Marc I. Perkins
President and Chief Executive Officer, Gunther International, Ltd.

Robert Spiegel
Private Investor

COMMON STOCK
OTC-Bulletin Board
Symbol: **SORT**

TRANSFER AGENT
American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005

CORPORATE OFFICERS

Marc I. Perkins
President and Chief Executive Officer

John K. Carpenter
Senior Vice President, Chief Financial Officer, Treasurer and secretary

A. Evan Haag
Senior Vice President, Operations

Theodore J. Langevin
Senior Vice President, Design and Manufacturing

Jeremy H. Greshin
Vice President, Sales and Marketing

Nicolas D. Viens
Vice President, Service

Per J. Hellsund
President, inc.jet Inc.

FIELD OFFICES
Lithonia, Georgia
Roswell, Georgia
Orland Park, Illinois
Olathe, Kansas
Philadelphia, Pennsylvania

INDEPENDENT AUDITORS
Ernst & Young LLP
225 Asylum Street
Hartford, Connecticut 06103

LEGAL COUNSEL
Murtha Cullina LLP
185 Asylum Street
Hartford, Connecticut 06103

Gunther

Gunther International, Ltd.
One Winnenden Road,
Norwich, Connecticut, 06360

Phone: (800) 864-1490
Fax: (860) 886-0135
Website: www.guntherintl.com
E-mail: sales@guntherintl.com